

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 28799

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 AND ENDING 12/31/2011
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: I I CC Tradeco, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

46 Carolane Trail
(No. and Street)

Houston | Texas | 77024
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas R Maples 713 [illegible]
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jack B Evans II
(Name – *if individual, state last, first, middle name*)

Three Riverway, Ste 125 Houston, Texas 77056-1954
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2012
04 REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas R Moeller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KCG Trading, Inc, as of 31 December, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



KELLI LYNN GRIFFITH
MY COMMISSION EXPIRES
September 1, 2015

Signature

Fin Op

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JACK EVANS
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
IICC - Tradeco, Inc.
Houston, Texas

I have audited the balance sheets of IICC - Tradeco, Inc. as of December 31, 2011 and 2010, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of IICC – Tradeco, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IICC - Tradeco, Inc. as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

The audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



John B. Evans II, CPA
Houston, Texas

February 24, 2012

THREE RIVERWAY • SUITE 125 • HOUSTON, TEXAS 77056-1954 • (713) 623-2898 • FAX (713) 960-8128 • E-Mail jack@jbecpa.com
LICENSED AS JOHN B. EVANS II

Independent Auditor's Report on Internal Accounting Control
Required by SEC Rule 17a-5

To the Board of Directors
IICC - Tradeco, Inc.
Houston, Texas

In planning and performing my audit of the financial statements of IICC-Tradeco, Inc. for the years ended December 31, 2011 and 2010, I considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons,

2. Recordation of differences required by Rule 17a-13, and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of IICC – Tradeco, Inc. is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's

authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2011 and 2010, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.



John B. Evans II, CPA
Houston, Texas

February 24, 2012

IICC - TRADECO, INC.
NOTES TO FINANCIAL STATEMENTS
For the years ended December 31, 2011 and 2010

NOTE A - SUMMARY OF ACCOUNTING POLICIES

IICC - Tradeco, Inc. ("IICC - Tradeco") is a wholly-owned subsidiary of Institutional Investors Consulting Company, Inc. ("IICC, Inc."), and is a registered broker and dealer of securities. IICC - Tradeco was formed as a New York corporation in 1982, and has been operating in Houston, Texas since 1994. IICC - Tradeco brokers private placement securities.

Cash and cash equivalents - IICC - Tradeco considers as cash all liquid securities with maturities of three months or less.

Revenues are recognized when services are performed. Management considers all amounts recorded as trade receivables fully collectible, so no allowance is provided. All amounts due are from a single hedge fund financial institution.

Income taxes are filed on a consolidated basis with IICC, Inc.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

No recent accounting pronouncements are expected to have any effect on IICC – Tradeco's financial statements.

NOTE B - CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

None.

NOTE C - NET CAPITAL REQUIREMENTS

IICC - Tradeco is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. However, IICC - Tradeco has entered into an agreement with the Financial Industry Regulatory Authority (FINRA, formerly NASD) pursuant to which IICC - Tradeco must maintain minimum net capital of $5,000 and a ratio not to exceed 12 to 1.

IICC - TRADECO, INC.
NOTES TO FINANCIAL STATEMENTS
For the years ended December 31, 2011 and 2010

At December 31, 2011 and 2010, IICC - Tradeco had net capital of $6,755 and $6,491, respectively. IICC – Tradeco's net capital ratio was 0.00% (2011) and 0.00% (2010).

NOTE D - RELATED PARTY TRANSACTIONS

IICC - Tradeco uses personnel and facilities of IICC, Inc. IICC - Tradeco makes payments from time to time to IICC, Inc. for these services, paying $0 and $0 during 2011 and 2010, respectively.

NOTE E – CAPITAL CONTRIBUTION

During 2011 and 2010, IICC - Tradeco received additional contributions of $6,738 and $6,157, respectively, from its shareholders.

IICC-TRADECO, INC.

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31,

	2011	2010
REVENUE		
Commissions	$ 0	$ 0
Total revenue	0	0
OPERATING EXPENSES		
Fees- parent company		
Legal & professional fees	2,900	3,000
Licenses & state fees, taxes	3,779	3,644
General and administrative	250	432
Total expenses	6,929	7,076
Loss from operations	(6,929)	(7,076)
OTHER INCOME		
FINRA (NASD) refund	0	0
Interest and dividend income	32	54
Total other income	32	54
NET LOSS	$ (6,897)	$ (7,022)

The accompanying notes are an integral part of this statement.

IICC-TRADECO, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31,

		2011		2010
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net loss	$	(6,897)	$	(7,022)
Adjustments to reconcile net loss to net cash provided by operating activities:				
Depreciation		0		0
Change in operating assets and liabilities:				
Accounts receivable		0		0
Prepaid & Other Expenses		423		360
Accounts Payable		0		0
Due to/ from parent		0		0
Net cash used by operations		(6,474)		(6,662)
CASH FLOWS FROM FINANCING ACTIVITIES:				
Capital contributions by parent company		6,738		6,157
NET CHANGE IN CASH		264		(505)
Cash and cash equivalents At beginning of year		6,491		6,996
CASH and CASH EQUIVALENTS AT END OF YEAR	$	6,755	$	6,491
Cash paid for income taxes	$	0	$	0
Cash paid for interest expense		0		0

The accompanying notes are an integral part of this statement.

IICC-TRADECO, INC.

BALANCE SHEETS

AS OF DECEMBER 31,

ASSETS

	2011	2010
Cash and cash equivalents	$ 6,755	$ 6,491
Receivables	0	0
Due from Parent	0	0
Prepaid & Other Expenses	2,457	2,880
Total assets	$ 9,212	$ 9,371

LIABILITIES AND STOCKHOLDER'S EQUITY

	2011	2010
LIABILITIES		
Accounts payable	$ 0	$ 0
STOCKHOLDER'S EQUITY		
Preferred stock , 10% non-cumulative, $1,000 par value, authorized 200 shares, issued and outstanding 0 shares	0	0
Common stock , no-par value, authorized 200 shares, issued and outstanding 1 shares	603	603
Additional paid-in capital	388,129	381,391
Accumulated deficit	(379,520)	(372,623)
Total stockholder's equity	9,212	9,371
Total liabilities and stockholders' equity	$ 9,212	$ 9,371

The accompanying notes are an integral part of this statement.

IICC-TRADECO, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2011 and 2010

	CAPITAL STOCK COMMON	ADDITIONAL PAID-IN CAPITAL	RETAINED DEFICIT	TOTAL
Balances at January 1, 2010	$ 603	$ 375,234	$ (365,601)	$ 10,236
Capital contributions, 2010		6,157		6,157
Net loss, 2010			(7,022)	(7,022)
Balances at December 31, 2010	603	381,391	(372,623)	9,371
Capital contributions, 2011		6,738		6,738
Net loss, 2011			(6,897)	(6,897)
Balances at December 31, 2011	**$ 603**	**$ 388,129**	**$ (379,520)**	**$ 9,212**

The accompanying notes are an integral part of this statement.

IICC-TRADECO, INC.

SCHEDULE I- COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEARS ENDED DECEMBER 31,

	2011	2010
NET CAPITAL		
Total stockholder's equity	$ 9,212	$ 9,371
Deduct stockholder's equity not allowable for net capital	0	0
Total stockholder's equity qualified for net capital	9,212	9,371
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net cap.		
Other (deductions) or allowable credits	0	0
Total capital and allowable subordinated liabilities	9,212	9,371
Deductions and /or charges- assets not readily convertible to cash	(2,457)	(2,880)
Net capital before haircuts on securities position	6,755	6,491
Haircuts on securities	0	0
NET CAPITAL	**$ 6,755**	**$ 6,491**
AGGREGATE INDEBTEDNESS		
Items included in the balance sheet	0	0
Items not included in the balance sheet	0	0
Total aggregate indebtedness	$ 0	$ 0
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	0	0
Minimum dollar net capital required of broker-dealer	5,000	5,000
Net capital required	**$ 5,000**	**$ 5,000**
EXCESS NET CAPITAL	**1,755**	**1,491**
EXCESS NET CAPITAL AT 100%	6,755	6,491
PERCENTAGE AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.00%	0.00%

IICC-TRADECO, INC.

SCHEDULE I- COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEARS ENDED DECEMBER 31,

	2011	2010
RECONCILIATION WITH COMPANY'S COMPUTATION (including in Part II of Form X-17a-5		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 6,755	$ 6,491
Net audit adjustments	0	0
Other items	0	0
NET CAPITAL PER ABOVE	$ 6,755	$ 6,491